UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number 1-14982
Huttig Building Products, Inc.

(Exact name of registrant as specified in its charter)
555 Maryville University Drive
Suite 400
St. Louis, Missouri 63141
(314) 216-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)
Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Huttig Building Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2009	By:	/s/ Jon P. Vrabely
		Name:	Jon P. Vrabely
		Title:	President and Chief Executive Officer